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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25
                           SEC FILE NUMBER :  0-22907

                          NOTIFICATION OF LATE FILING
                                   FORM 10-K
                         FOR PERIOD ENDING MAY 31, 1998


Note* Nothing in this form shall construed to imply that the Commission has verified any information contained herein.

PART I  REGISTRANT INFORMATION

Whitney American Corporation
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Full name of Registrant

Former Name if Applicable

8150 Leesburg Pike, Suite 1200
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Address of Principal Executive Office

Vienna, Virginia  22182
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City, State and Zip Code


PART II-RULES 12B-25(b) AND (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate).

[X]
a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date. (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

The Company audit firm is waiting for information from a consolidated subsidiary in order to complete its review of the Company's 10-K financial statement.
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PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


     Mr. Juan J. Gutierrez                 (703) 893-0582

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such period that the registrant was required to file such report(s) been filed?

                               [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          WHITNEY AMERICAN CORPORATION
                 ----------------------------------------------
                 Name of Registrant as Specified in the Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        August 27, 1998                    By /s/Juan J. Gutierrez
            ---------------                       --------------------
                                                  Chairman and CEO


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL  INSTRUCTIONS

1. This form is required by rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission , Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.